MUTUALFIRST FINANCIAL, INC.
110 E. Charles Street
Muncie, Indiana  47305-2419

January 24, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       MutualFirst Financial, Inc.
Request for Acceleration of Effectiveness of
Registration Statement on Form S-4 (File No. 333-222583)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced registration statement to Thursday, January 25, 2018, at 10:00 a.m., Eastern Time, or as soon thereafter as is practicable.

Sincerely,

MUTUALFIRST FINANCIAL, INC.

By:	/s/ David W. Heeter
Name:	David W. Heeter
Title:	President and Chief Executive Officer